
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

February 20, 2025


_____

In the Matter of

Green Giant Enterprise Inc.   **ORDER DECLARING REGISTRATION**
6 Xinghan Road, 19th Floor   **STATEMENT ABANDONED UNDER THE**
Hanzhong City   **SECURITIES ACT OF 1933, AS AMENDED**
Shaanxi Province, PRC 723000

File No: 333-274840
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   Green Giant Enterprise Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

   Green Giant Enterprise Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

   In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on February 20, 2025.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

               Mary Beth Breslin
               Office Chief